EXHIBIT 99.1

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Sao Paulo-SP, April 28 2004.
SUAC-1394/2004.

COMISSAO DE VALORES MOBILIARIOS
Superintendencia de Relacoes com Empresas
Rio de Janeiro-RJ

Dear Sirs,

Reference:    BANCO ITAU HOLDING FINANCEIRA S.A.
              ORDINARY AND EXTRAORDINARY GENERAL MEETING AND
              MEETING OF THE ADMINISTRATIVE COUNCIL OF APRIL 28 2004
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1. Pursuant to the provisions of CVM Instruction 202/93, Articles 16, subsection
V, and 17, subsection II, we are pleased to provide you with a summary of the decisions taken by the above-mentioned ordinary and extraordinary general and administrative council meetings above:

a) increase in the subscribed capital stock from R$ 4,780,000,000.00 to R$ 8,101,000,000.00, with no issue of new shares, through the capitalization of reserves;
b) cancellation of 664,281,925 own book entry common shares, currently held as treasury stock, without a reduction in the value of the capital stock;
c) approval of a reverse split of 115,585,340,539 book entry shares, with no par value, representing the subscribed capital stock, on the basis of a ratio of 1,000 shares for 1 (one) share of each respective share type;
d) as a consequence of the stock split, the authorized capital stock will be adjusted up to a limit of 200,000,000 shares, being 100,000,000 common shares and an equal number of preferred shares;
e) the institution of a single Audit Committee for the entire Itau Financial Conglomerate, to be fully operational from July 1 2004, through the transformation of the existing Internal Controls Committee, to remain permanently installed until June 30 2004;
f) the restructuring of the Advisory Board and the International Advisory Committee, to be redenominated the International Advisory Board;
g) the alteration of the wording of Article 3 (introductory sentence and paragraph 3.1.), Article 5 (paragraph 5.6), Article 7, Article 10 and
    Article 11 of the Articles of Association, to reflect the preceding items, and the introductory sentence to Article 16 to comply with the provisions of
    Article 202 of Law 6.404/76;
h) the adjustment in the provisions contained in the "Plan for Granting Stock Options";
i) the approval of the management accounts for the 2003 fiscal year and the distribution of the net income for the same fiscal year;
j) the election of members of the Board of Directors, the Administrative and Fiscal Councils, the Advisory Board and International Advisory Board and the Options and Audit Committees for the next annual term of office;
k) the establishment of the amount to be allocated for the compensation of members of the management bodies.

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2.  Following the ratification of these decisions by the Central Bank of Brazil, the company is to publish a Notice to Stockholders with respect to the reverse stock split, granting a term of not less than 60 days to allow the stockholders to adjust their stockholding positions in multiples of a 1,000 shares.

3. The respective minutes will be forwarded to you via the Periodical and Eventual Information (IPE) system within the timeframe established in Articles 16, subsection VI and 17, subsection III, of the said Instruction.

Sincerely,

BANCO ITAU HOLDING FINANCEIRA S.A.
Alfredo Egydio Setubal, Investor Relations Director


Copy to:
- THE SAO PAULO STOCK EXCHANGE
  Superintendencia Executiva de Operacoes
  Gerencia de Relacoes com Empresas (GRE)





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